Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce details of Tasiast two-phased expansion
studies on March 30, 2016

Toronto, Ontario, March 23, 2016 – Kinross Gold Corporation (TSX:K; NYSE:KGC) will release the results of the Tasiast Phase One feasibility study and Phase Two pre-feasibility study on Wednesday, March 30, 2016, before market open. Kinross will also file an updated NI 43-101 Technical Report for Tasiast at this time.

Kinross’ management team will host a presentation and question and answer session at 1 p.m. ET to discuss details of the studies. The presentation will be accessible via audio webcast on our website at www.kinross.com, where it will also be archived.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Manager, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com